

May 13, 2011

Via E-mail
Spencer M. Rascoff, CEO
Zillow, Inc.
999 Third Avenue, Suite 4600
Seattle, Washington 98104

> **Re: Zillow, Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 18, 2011**
> **File No. 333-173570**

Dear Mr. Rascoff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We are in receipt of your request for confidential treatment dated April 18, 2011 in connection with Exhibit 10.11. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

4.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

<u>Cover Page</u>

5.   Please revise the outside front cover page of the prospectus to disclose the controlling interests of your founders, Messrs. Barton and Frink, and the different voting rights associated with the dual class structure of your common stock (i.e., Class A has one vote per share while Class B has 10 votes per share). Please provide similar disclosure in the "offering" section of the prospectus summary on page 6.

<u>Prospectus Summary, page 1</u>

<u>Our Company, page 1</u>

6.   We note the definition of "unique users" appearing on page 37 of the prospectus. Please also define this term where it first appears in the prospectus summary. Please tell us how you ensure that a user who visits your website and uses a mobile application in the same month, or visits your website or uses your mobile applications multiple times in the same month, is not counted more than once.

7.   Please provide support for the following claims made in this section:

*   You are the "leading" real estate information marketplace;
*   Your database attracts "an active and vibrant community" of users;
*   You provide services to your users through your "industry-leading mobile applications";
*   You operate the" most popular" real estate applications across iPhone, iPad Android and BlackBerry; and
*   Your automated home valuation models are "industry-leading."

<u>Our Opportunity, page 2</u>

8.   With respect to third-party statements in the prospectus, such as the data attributed to the National Association of Realtors and Borrell Associates in this section, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite. Please ensure that you disclose in the prospectus the dates of all the reports that you cite.

Risk Factors, page 11

"We may be unable to maintain or establish relationships with data providers…," page 13

9.   Please clarify the type of data that you license from third-party providers. Also, please provide us with your analysis as to whether you are substantially dependent upon your license agreements with any third-party provider. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note the disclosure in Note 11 to your financial statements that you entered into two significant arrangements in 2007 to purchase licensed data for use on your website.

"Our dedication to making decisions based primarily on the best interests of consumers…," page 14

10.   Please revise this risk factor to provide examples of how your philosophy of putting customers first could negatively impact your relationships with advertisers.

"Confidentiality agreements with employees and others may not adequately prevent disclosure…," page 18

11.   Please file any confidentiality agreements with your officers or directors as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

"We expect our results of operations to fluctuate…," page 19

12.   Please revise this risk factor to omit the comprehensive list of factors that could cause fluctuations in your operating results. Many of these risks are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such risk separately.

Market, Industry and Other Data, page 26

13.   We note your statement in the introductory paragraph of this section that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 27

14.   We note that you currently intend to use the proceeds from this offering for working capital, sales and marketing activities, general and administrative matters and capital expenditures. Please revise to provide the approximate dollar amount that you plan to use for the purposes you have identified.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

15.   We note your disclosure in the risk factor on page 12 that you are dependent upon the real estate market, which has been in decline since 2007. We also note your disclosure on page 5 that in February of this year, you launched your strategic relationship with Yahoo! Real Estate, through which you provide real estate listings and have exclusive rights to sell subscription advertising and certain graphical advertising throughout the Yahoo! Real Estate website. Tell us what consideration you gave to discussing these known trends and events and indicating whether they are reasonably likely to have a material effect on your liquidity, capital resources and/or results of operations. Refer to See Item 303 of Regulation S-K and Release No. 33-8350. Revise your disclosures as necessary.

Results of Operations, page 40

16.   We note that the revenue growth in Display revenues was attributable to the increase in the number of unique users, which increased the number of impressions available for sale and advertiser demand. If you disclose the number of unique users on page 4, please explain why the three month average is an appropriate period to use when comparing annual result (i.e. why is a twelve month average not relevant). Please revise to disclose the quantitative increase in your unique users. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 46

17.   We note that your loan and security agreement with Silicon Valley Bank is secured by substantially all your assets other than your intellectual property. Please add an appropriate risk factor.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 49

18.   When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

19.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

20.   Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2010 and subsequent equity issuances. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options.

21.   Revise to disclose whether your valuations were either contemporaneous or retrospective.

Business, page 55

Technology and Infrastructure, page 66

22.   Please file any agreements with your web hosting provider as exhibits to the registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation, page 76

Employment Arrangements, page 80

23.   Please confirm that you will file any employment agreements with your named executive officers that are executed prior to completion of this offering as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 91

24.   Please tell us the exemption from registration on which you will rely in connection with the private offering. Also, provide us with an analysis regarding why the concurrent

private offering should not be integrated into your public offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations**.**

Principal and Shareholders, page 93

25.   Footnotes 10, 14 and 15 disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Consolidated Financial Statements

Balance Sheets, page F-3

26.   Pursuant to Rule 5-02(20) of Regulation S-X, revise to state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities that is classified in accrued expenses. Such items may include, but are not limited to, accrued payrolls, accrued interest, taxes, etc. Remaining items may be shown in one amount.

Note 6. Intangible Assets, page F-15

27.   Please explain further the following as it relates to your purchased data content and cite the specific literature that supports your accounting for each:

- Tell us how you determine which data licenses to capitalize and which you expense when purchased. For those licenses that you capitalize, explain further how the licenses can be directly linked to revenues earned from your website;
- Tell us how you determine the amortization period for the data obtained with perpetual rights and the data provided through license agreements and how you determined that straight line amortization is appropriate; and
- Tell us how you assess your capitalized purchased content for impairment including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

Note 8. Shareholders' Equity, page F-18

28.   You indicate on page F-19 that convertible preferred stock is classified in shareholders' equity since any form of redemption is within the control of the holders of Class A and Class B common stock. However, we note Section 2.2(c) of Exhibit 3.1 indicates these securities are not redeemable. Please clarify your disclosure, as it appears to be inconsistent with the terms of your convertible preferred stock.

Note 10. Net Loss Per Share Attributable to Common Shareholders, page F-22

29.   We note that you have convertible preferred stock. Tell us how you considered ASC
        260-10-45-68 in determining whether your preferred stock is participating and should be
        included in the computation of basic earnings per share regardless of the fact that the
        company is in a net loss from operations in all periods presented. In this regard, tell us
        and disclose whether the Series A, B and C preferred shareholders have contractual
        obligations to share in the losses of the company.

30.   Additionally, we note that you have Series A, B, and C common stock outstanding. Tell
        us what consideration you have given to the two-class method for computing and
        presenting basic and diluted earnings per share for each class of your common stock
        pursuant to ASC 260-10-45-60B.

Note 11. Commitments and Contingencies, page F-24

31.   We note that you have three legal proceedings for which you have not recorded an
        accrual since you believe a material loss is not probable. Please revise to disclose if there
        is a reasonable possibility that a loss may be incurred and, if so, disclose an estimate of
        the possible loss or range of loss or a statement that such an estimate cannot be made
        pursuant to paragraphs 4 and 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 13. Subsequent Events, page F-26

32.   Pursuant to ASC 855-10-50-1, non-SEC filers should disclose (a) the date through which
        subsequent events has been evaluated and (b) if it is based on the date the financial
        statements were issued or were available to be issued. Accordingly, please revise your
        disclosures to provide this information, as we believe you are not considered an SEC
        Filer as defined in ASC 855-10-20 given that your registration statement is not yet
        effective.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Andrew B. Moore, Esq.
        Perkins Coie LLP